Exhibit 2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2017 and for the six months then ended and related notes included elsewhere in this report and (2) our consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2016 and the other information contained in such Annual Report, particularly the information in Item 5 - “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”).

Forward-Looking Statements

The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “may,” “believe,” “will,” “projects,” “expects,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that the Company will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will be maintained in a manner consistent with our historical experience , that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in our annual report on Form 20-F.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

A.	RESULTS OF OPERATIONS

On June 8, 2016 Pointer spun off its Israeli subsidiary, Shagrir Group Vehicle Services Ltd. (“Shagrir”), through which Pointer carried out its road side assistance (RSA) activities and listed Shagrir's shares on the Tel Aviv Stock Exchange. Following the Shagrir spin-off, Pointer discontinued the operations of its RSA activities, and is now conducting its operations through the Cellocator activities, through which is designs, develops and produces leading mobile resource management (MRM) products, including asset tracking, fleet management, and security products, for sale to third party operators providing mobile resource management services and to its MRM activities, and through its MRM activities, through which it acts as an operator by bundling its products together with a range of services, including mainly stolen vehicle retrieval (SVR), fleet management, and car sharing. The results of Shagrir until the date of its spin-off are included in Pointer’s results as discontinued operations. All amounts are adjusted to reflect the Shagrir spin-off.

Six months Ended June 30,

(in thousands of U.S. Dollars – except weighted average number of ordinary shares

And basic and diluted income per ordinary share)

Statement of Income Data:	2017	2016
Revenues:
Products	13,829	11,555
Services	25,243	19,485
Total Revenues	39,072	31,040
Cost of Revenues:
Products	8,753	7,178
Services	10,621	8,774
Total Cost of Revenues	19,374	15,952

Gross Profit	19,698	15,088
Operating Expenses:

Research and development, net	1,987	1,824
Sales and marketing expenses	6,761	5,615
General and administrative	5,634	4,227
Amortization of intangible assets	226	195
Total Operating Expenses	14,608	11,861
Total Operating Income	5,090	3,227
Financial expenses, net	419	243
Other income	-	(4)
Income before tax on income	4,671	2,988
Taxes on income	1,138	854
Income from continuing operations	3,533	2,134
Income from discontinued operations, net	-	154
Net income	3,533	2,288

Net income from continuing operations attributable to Equity holders of the parent	3,527	2,123
Net income from continuing operations attributable to Non-controlling interests	6	11

Net income from discontinued operations attributable to Equity holders of the parent	-	120
Net income from discontinued operations attributable to Non-controlling interests	-	34

Basic net earnings per share from continuing operations attributable to Pointer Telocation Ltd. shareholders	$0.44	$0.27
Diluted net earnings per share from continuing operations attributable to Pointer Telocation Ltd. shareholders	$0.44	$0.27
Basic weighted average number of shares outstanding (in thousands)	7,943	7,787
Diluted weighted average number of shares outstanding (in thousands)	8,071	7,924

Six Months Ended June 30, 2017 Compared with Six Months Ended June 30, 2016

Revenues. Revenues increased by $8.1 million or 25.9%, from $31.0 million in the six months ended June 30, 2016 to $39.1 million in the six months ended June 30, 2017.

Revenues from the sale of our products increased by $2.2 million or 19.7% from $11.6 million in the six months ended June 30, 2016 to $13.8 million in the six months ended June 30, 2017. This increase was primarily attributable to the increase in the quantity of Cellocator products sold during the six months ended June 30, 2017.

Revenues from our services increased by $5.7 million, or 29.5%, from $19.5 million in the six months ended June 30, 2016 to $25.2 million in the six months ended June 30, 2017.

The increase was primarily attributable to an increase in our recurring revenues from services associated with an increase in our subscriber’s base and revenues generated from our recently acquired subsidiary in Brazil.

Revenues from our services in the six months ended June 30, 2017 accounted for 64.6% of our total revenues as compared with 62.8% in the six months ended June 30, 2016.

Cost of Revenues. Our cost of revenues increased by $3.4 million to $19.4 million for the six months ended June 30, 2017 as compared to $16.0 million for the same period in 2016.

Gross Profit. Our gross profit increased to $19.7 million in the six months ended June 30, 2017, as compared to $15.1 million for the same period in 2016. This increase was primarily attributed to the increase in our revenues as well as to increase in our operational efficiencies. As a percentage of total revenues, gross profit accounted for 50.4% in the six months ended June 30, 2017 compared to 48.6% in the six months ended June 30, 2016.

Our gross margin on products sales in the six months ended June 30, 2017 was 36.7% compared to 37.8% in the six months ended June 30, 2016. This decrease is mainly associated with price erosion which affects our revenues from products.

Gross margin for services was approximately 57.9% in the six months ended June 30, 2017, compared to 55.0% in the six months ended June 30, 2016. The increase in gross margin resulted mainly from an increase in our subscribers' base.

Research and Development Costs. Research and development expenses were $2.0 million in the six months ended June 30, 2017, compared to $1.8 million in the six months ended June 30, 2016. We intend to enhance our efforts to increase our level of R&D expenditures in order to bring new technologies to the market.

Sales and Marketing Expenses. Sales and marketing costs increased by $1.2 million to $6.8 million in the six months ended June 30, 2017 from $5.6 million in the six months ended June 30, 2016. The increase is mainly due to the increase in sales and marketing efforts in relation to our worldwide Cellocator segment and in the MRM segment in Brazil and Israel. We intend to continue to increase our sales efforts during the next twelve months.

General and Administrative Expenses. General and administrative expenses increased by $1.4 million to $5.6 million in the six months ended June 30, 2017 from $4.2 million in the six months ended June 30, 2016. The increase is mainly attributed to additional expenses deriving from our recently acquired subsidiary in Brazil.

Amortization of Intangible Assets and Impairment of Long Lived Assets. Amortization of intangible assets and impairment of long lived assets in the six months ended June 30, 2017 remained unchanged compared to the six months ended June 30, 2016, and was equal to $0.2 million.

Operating Profit. As a result of the increase in our revenues and our gross margin partially offset by the increase in our operating expenses, we recorded a $5.1 million operating profit in the six months ended June 30, 2017, compared to an operating profit of $3.2 million in the six months ended June 30, 2016.

Financial Expenses (net). Financial expenses increased from $0.2 million financial expenses in the six months ended June 30, 2016 to $0.4 million financial expenses in the six months ended June 30, 2017. The increase is mainly attributed to additional expenses, interest on long term loans from banks and bank charges, deriving from our recently acquired subsidiary in Brazil.

Taxes on income. Taxes on income were $1.1 million in the six months ended June 30, 2017, compared to $0.9 million in the six months ended June 30, 2016. The effective tax rate for the six months ended June 30, 2017, was 24.3% as compared to 28.5% for the six months ended June 30, 2016. The decrease is mainly attributed to profitability of our foreign subsidiaries and realization of carryforward tax losses for which a valuation allowance was provided in previous years.

Net income from continuing operations attributable to Pointer shareholders. In the six months ended June 30, 2017, we recorded net income from continuing operations attributable to Pointer shareholders of $3.5 million, compared to $2.1 million in the six months ended June 30, 2016.

Net income from continuing operations attributable to non-controlling interests. Our net income from continuing operations attributable to non-controlling interests in the six months ended June 30, 2017 remained unchanged compared to the six months ended June 30, 2016, and was equal to $0.01 million.

Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets

Our results of operations, liabilities and assets were mainly impacted by the fluctuations of exchange rates between the U.S. Dollar and the NIS, Brazilian Real, Argentinean Peso, Mexican Peso, the Euro and the South African Rand.

During the six months ended June 30, 2017, the exchange rate of the U.S. Dollar in relation to the NIS decreased by 9.3%, while the Israeli Consumer Price Index (“CPI”) decreased by 0.1%. During the six months ended June 30, 2016 there was an increase of 0.3% in the exchange rate of the U.S. Dollar in relation to the NIS and a decrease of 1% the CPI.

We believe that the rate of inflation in Israel did not have a material effect on our business to date. However, our U.S. Dollar costs will increase if inflation in Israel exceeds the revaluation of the NIS against the U.S. Dollar.

Regarding our operations of our subsidiaries in Brazil, Pointer Do Brasil Comercial Ltda. and Cielo Telecom Ltda., (collectively, "Pointer Brazil") and the fact that most of Pointer Brazil’s revenues are denominated in the Brazilian Real, while our consolidated financial statements are expressed in U.S. dollars, we believe that inflation in Brazil and fluctuations in the exchange rate between the U.S. Dollar and Brazil Real may have a significant effect on the business and overall profitability of Pointer Brazil and, as a consequence, on the results of our operations. From January 1, 2017 to June 30, 2017, the value of the Brazil Real decreased by approximately 1.5% against the U.S. Dollar. From January 1, 2017 until June 30, 2017, the U.S. Dollar - Brazil Real exchange rate fluctuated between 3.051 and 3.381 Real to the Dollar.

Regarding our operations in Argentina and the fact that most of the revenues of our subsidiary Pointer Argentina S.A (“Pointer Argentina”) are denominated in the Argentinean Peso, while our consolidated financial statements are expressed in U.S. dollars, we believe that inflation in Argentina and fluctuations in the exchange rate between the U.S. Dollar and Argentinean Peso may have a significant effect on the business and overall profitability of Pointer Argentina and as a consequence, on the results of our operations. From January 1, 2017 to June 30, 2017, the value of the Argentinean Peso decreased by approximately 5% against the U.S. Dollar. From January 1, 2017 until June 30, 2017 the U.S. Dollar – Argentinean Peso exchange rate fluctuated between 15.153 and 16.141 Pesos to the Dollar.

Regarding our operations of our subsidiary Pointer Recuperation de Mexico S.A. ("Pointer Mexico") and the fact that most of Pointer Mexico’s revenues are denominated in the Mexican Peso, while our consolidated financial statements are expressed in U.S. dollars, we believe that inflation in Mexico and fluctuations in the exchange rate between the U.S. Dollar and Mexican Peso may have a significant effect on the business and overall profitability of Pointer Mexico and as a consequence, on the results of our operations. From January 1, 2017 to June 30, 2017, the value of the Mexican Peso increased by approximately 6% against the U.S. dollar. From January 1, 2017 until June 30, 2017, the U.S. Dollar – Mexican Peso exchange rate fluctuated between 17.911 and 21.931 Pesos to the Dollar.

Regarding our operations of our subsidiary Pointer SA (PTY) Ltd. ("Pointer South Africa") and the fact that most of Pointer South Africa’s revenues are denominated in the South African Rand, while our consolidated financial statements are expressed in U.S. dollars, we believe that inflation in South Africa and fluctuations in the exchange rate between the U.S. Dollar and South African Rand may have a significant effect on the business and overall profitability of Pointer South Africa and as a consequence, on the results of our operations. From January 1, 2017 to June 30, 2017, the value of the South African Rand increased by approximately 5% against the U.S. Dollar. From January 1, 2017 until June 30, 2017, the U.S. Dollar – South African Rand exchange rate fluctuated between 12.436 and 13.880 Rand to the Dollar.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2017, we had a working capital of $8.4 million, our current assets to current liabilities ratio was 141%, we had cash and cash equivalents of $5.7 million and an unused credit facility of $7.2 million. We believe that we have access to sufficient capital to meet our requirements for at least the next twelve months.

Our credit facilities and loans contain a number of restrictive covenants that limit the operating and financial flexibility of the Company. As of June 30, 2017 we are in compliance with the financial covenants of our credit facilities.

In the six months ended June 30, 2017, net cash provided by our continuing operating activities amounted to $2.7 million as compared to net cash provided from continuing operating activities of $5.0 million in the six months ended June 30, 2016. The decrease was primarily attributable to the increase in our working capital partially offset by net cash deriving from the operations of our recently acquired subsidiary in Brazil.

In the six months ended June 30, 2017, net cash used in our continuing investment activities was $1.1 million as compared to $2.4 million in the six months ended June 30, 2016. The decrease was primarily attributable to the decrease in the purchase of property and equipment and to the spin-off of Shagrir.

In the six months ended June 30, 2017, net cash used in our financing activities was $2.0 million as compared to $3.9 million in the six months ended June 30, 2016. The decrease was primarily attributable to distribution of the shares of Shagrir as a dividend in kind in 2016.